Joao Cox                    Leonardo Dias
Chief Financial Officer     Investor Relations Manager
& CEO of Operating Company  Ldias@telepart.com.br
Jcox@telepart.com.br        Phone: (55 61) 429-5673
Phone: (55 61) 429-5600
                                                                Amazonia Celular
                                                                          [LOGO]

TELE NORTE CELULAR PARTICIPACOES S.A.
REPORTS SECOND QUARTER 2004 RESULTS

-    Ericsson selected as the main provider of the GSM network (GPRS/EDGE)
-    EBITDA margin at 25% of net service revenues for the quarter
-    Positive free cash flow of R$27 million for the quarter


Brasilia, July 29, 2004 - Tele Norte Celular Participacoes S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, today announced its second quarter 2004 results. The Company's client base totaled 1,073,091 for the quarter. EBITDA reached R$29.4 million in the 2Q04, representing 25.0% of net service revenues.

Operating Highlights:

Net additions of 51,244 customers in 2Q04
--------------------------------------------------------------------------------

The Company's customer base reached 1,073,091 subscribers during the second quarter of 2004, representing a 13% increase over the same quarter of the previous year. Net additions were 51,244 for the quarter.

For the second quarter of 2004, prepaid net additions were 55,402, bringing the total prepaid base to 795,481, or 74% of the total base. The postpaid base decreased by 4,158 customers, ending the quarter with 277,610 customers, or 26% of the total base.

                               CLIENT BASE (000s)

                2Q03       3Q03       4Q03     1Q04       2Q04
                ----       ----       ----     ----       ----

Prepaid         682        693        733       740        795

Postpaid        265        275        295       282        278
                ---        ---      -----     -----      -----

Total           947        968      1,028     1,022      1,073



Improvement in churn rate
--------------------------------------------------------------------------------

For the second quarter of 2004, the blended annualized churn rate decreased to 36.5% when compared to 38.1% registered in the 1Q04. The postpaid annualized churn rate for the 2Q04 decreased to 36.8% from 37.9% in the 1Q04. Prepaid annualized churn rate for the quarter also decreased to 36.4% from 38.2% in the 1Q04.

www.telenorteholding.com.br

                             CHURN RATE (annualized)

                2Q03       3Q03       4Q03     1Q04       2Q04
                ----       ----       ----     ----       ----

Prepaid         38%        32%        30%       38%        37%

Postpaid        36%        36%        32%       38%        36%

Blended         36%        35%        32%       38%        37%



Operating revenues
--------------------------------------------------------------------------------

Despite the 5% increase in the client base, total traffic remained fairly stable, leading to net service revenues of R$117.7 million for the 2Q04, which is flat when compared to the previous quarter. When compared to the same quarter of last year, net service revenues increased by 6%.

Net equipment revenues totaled R$13.5 million for the quarter, representing a 19% increase when compared to the R$11.3 million registered in the 1Q04. This increase was already expected due to greater equipment sales associated with Mother's Day and Valentine's Day sales campaigns.

As a result, total net revenues were R$131.2 million for the quarter, an increase of R$2.7 million when compared to the R$128.5 million reported in the 1T04, and an increase of R$3.6 million when compared to the R$127.6 million registered in the same quarter of the previous year.

For the second quarter of the year, handset subsidies for client acquisitions were R$5.1 million, or R$35.6 per gross addition, significantly lower than the R$52.0 per gross additions registered in the same quarter of last year and a 17% increase when compared to the R$30.5 per gross addition registered in the 1Q04. This increase was a direct result of the aforementioned Mother's Day and Valentine's Day sales campaigns and the intensifying competition in the market.


Operating costs and expenses
--------------------------------------------------------------------------------

Cost of services for the second quarter of 2004 totaled R$43.9 million, up 4% when compared to the R$42.3 million reported in the 1Q04. This increase is a consequence of changes in the traffic profile (increase of the mobile-mobile calls).

Selling and marketing expenses for the quarter totaled R$24.6 million, up 26% quarter-over-quarter. This difference can be attributed to the increase of advertising expenses, higher customer retention expenses and increased commission expenses due to higher gross additions in the period as a result of Mother's Day and Valentine's Day sales campaigns. When compared to the same period of last year, selling and marketing expenses, as a percentage of net service revenues, decreased to 21% from 23% posted in the 2Q03.

Customer acquisition costs for the second quarter of 2004 decreased to R$155 from R$163 reported in the 1Q04 and R$191 registered in the 2Q03. It should be noted that the Company was able to increase its customer base and reduce customer acquisition costs simultaneously.

Retention costs for the second quarter of 2004 reached 11.5% of net service revenues, an increase of 1.9 p.p. when compared to the 1Q04, but presented a decrease of 2.3 p.p. when compared to the same quarter of the previous year.

www.telenorteholding.com.br                      2nd Quarter 2004 Results - 2/12

G&A expenses for the 2Q04 decreased to R$ 8.2 million compared to the R$ 10.5 million registered in the previous quarter. This difference is primarily related to a non-recurring tax recovery (PIS/COFINS) in the amount of R$0.9 million and the one time renegotiation of a third party service contract for the amount of R$ 0.9 million. Excluding such events, G&A expenses would have been R$10.0 million.

Bad debt, as a percentage of net service revenues, has increased to 5.5% when compared to the 4.2% reported in the previous quarter. When calculated against total net revenues, bad debt reached 5.0% during the 2Q04 compared to the 3.8% reported in the 1Q04. This increase is associated with the profile of clients acquired in the end of 2003.

                             BAD DEBT (R$ millions)

                                  2Q03      3Q03       4Q03     1Q04     2Q04
                                  ----      ----       ----     ----     ----

% of net service revenues         2.3%      1.9%       1.3%     4.2%     5.5%

% of total net revenues           2.0%      1.7%       1.1%     3.8%     5.0%


Average revenue per user (ARPU)
--------------------------------------------------------------------------------

Postpaid MOU (minutes of use) for the 2Q04 totaled 208, representing an 8% increase when compared to the 193 registered in the previous quarter. As a result, postpaid ARPU (average revenue per user) increased to R$89.1, or 5% for the 2Q04 when compared to the R$84.5 reported in the 1Q04. The increase in traffic usage and, consequently, in ARPUs, is associated with seasonality. When compared to the 2Q03, the postpaid ARPU increased R$4.6, mainly due to higher outgoing minutes of use of the postpaid base.

For the second quarter of the year, prepaid MOU totaled 41, representing a 5% decrease when compared to the 43 reported in the previous quarter. As a result, prepaid ARPU decreased to R$16.8 or 3% in the 2Q04 from the R$17.3 reported in the 1Q04.

As a consequence, blended ARPU for the 2Q04 remained stable when compared to the previous quarter, reaching R$36.2. When compared to the 2Q03, the blended ARPU decreased R$0.9.

It should be noted that the second quarter of the year fully reflected the interconnection tariff increase, which became effective on February 9, 2004.

                                    ARPU (R$)

                2Q03        3Q03        4Q03        1Q04        2Q04
                ----        ----        ----        ----        ----
Postpaid        84.4        81.0        87.8        84.5        89.1

Prepaid         19.2        19.6        20.3        17.3        16.8

Blended         37.1        37.0        39.5        36.2        36.2


www.telenorteholding.com.br                      2nd Quarter 2004 Results - 3/12

Market share estimated at 37%
--------------------------------------------------------------------------------

Market share was estimated at 37% when compared to the 39% registered in the previous quarter. Gross sales share for the 2Q04 was an estimated 30%, representing an increase of 5 p.p. when compared to the previous quarter.

EBITDA margin of 25.0% of net service revenues for the quarter
--------------------------------------------------------------------------------

EBITDA and EBITDA margin (excluding handsets) for the second quarter of 2004 reached R$29.4 million and 25.0%, respectively, compared to the R$37.2 million and 31.7% registered in the previous quarter. Year-to-date EBITDA and EBITDA margin reached R$66.6 million and 28.3%, respectively.

Depreciation and amortization
--------------------------------------------------------------------------------

For the 2Q04, depreciation and amortization totaled R$25.2 million, up 5% when compared to the previous quarter. Year-to-date depreciation and amortization reached R$49.2 million. When compared to 2003 year-to-date figures, depreciation and amortization expenses decreased 6% or R$2.9 million.

Net financial expense of R$13.3 million for the quarter
--------------------------------------------------------------------------------


                                             R$ millions
--------------------------------------------------------------------------------
                                              1Q04                  2Q04
--------------------------------------------------------------------------------
Interest Expense (a)                          (11.1)                (7.6)
--------------------------------------------------------------------------------
Interest Income (b)                             4.2                 13.0
--------------------------------------------------------------------------------
Foreign Exchange Gain (Loss) (c)               (3.8)               (18.7)
--------------------------------------------------------------------------------
Net Financial Income (Expense)                (10.6)               (13.3)
--------------------------------------------------------------------------------

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation, changes on debt principal and interest payable.


          DETAILED FINANCIAL INCOME/EXPENSE INFORMATION (NET OF TAXES*)

                                                               R$ millions
--------------------------------------------------------------------------------
                                                             1Q04         2Q04
--------------------------------------------------------------------------------
Expense related to debt denominated in foreign currency      (9.0)       (24.3)
--------------------------------------------------------------------------------
Gain (loss) on hedging operations                            (1.7)         6.1
--------------------------------------------------------------------------------
Sub-total                                                   (10.7)       (18.2)
--------------------------------------------------------------------------------
Expense related to debt denominated in Reais                 (2.0)        (1.7)
--------------------------------------------------------------------------------
Financial expense (debt related)                            (12.8)       (19.9)
--------------------------------------------------------------------------------
Net financial expense (not related to debt)**                (1.0)         3.0
--------------------------------------------------------------------------------
Sub-total                                                   (13.7)       (16.9)
--------------------------------------------------------------------------------
Interest income - cash from investing activities              3.1          3.6
--------------------------------------------------------------------------------
Net Financial Income (Expense)                              (10.6)       (13.3)
--------------------------------------------------------------------------------
* Net of PIS/COFINS on interest income.
** Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Net loss of R$5.7 million for the quarter
--------------------------------------------------------------------------------

The net loss for the 2Q04 totaled R$5.7 million, or R$0.843 per ADS (R$0.017 per thousand shares). Year-to-date, net loss reached R$4.3 million, or R$0.646 per ADS (R$0.013 per thousand shares).


www.telenorteholding.com.br                      2nd Quarter 2004 Results - 4/12

Net debt of R$233.3 million
--------------------------------------------------------------------------------

Improvements in the Company's cash position (R$101.2 million) and accounts receivable from hedging operations (R$3.8 million) resulted in a small reduction in net debt, to R$233.3 million as of June 30, 2004.

                             NET DEBT (R$ millions)

           2Q03      3Q03       4Q03     1Q04     2Q04
           ----      ----       ----     ----     ----

           289       266        243      238       233



Total debt of R$338.3 million for the quarter
--------------------------------------------------------------------------------

Total debt was R$338.3 million, with 85% denominated in foreign currencies (76% denominated in U.S. Dollars and 9% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currency, 54% was hedged.


Investments totaled R$9.4 million for the quarter
--------------------------------------------------------------------------------

During the second quarter of 2004, Amazonia Celular's capital expenditures were R$9.4 million. Year-to-date capital expenditures totaled R$26.2 million. It should be noted that this level of capital expenditure has not impacted the Company's ability to provide quality service or support traffic demand.

                                               CAPEX breakdown

     CAPEX (R$ millions)           2Q03     3Q03      4Q03      1Q04      2Q04
--------------------------------------------------------------------------------
Network                             3.0      3.6       7.1      14.1       7.1
--------------------------------------------------------------------------------
IS/IT                               1.5      1.7       2.6       2.5       1.3
--------------------------------------------------------------------------------
Others                              0.5      0.4       0.8       0.2       1.0
--------------------------------------------------------------------------------
T O T A L                           5.0      5.7      10.5      16.8       9.4
--------------------------------------------------------------------------------


Debt payment schedule
--------------------------------------------------------------------------------

         Year              R$ millions          % denominated in
                                                 foreign currency
  -----------------------------------------------------------------
   2004                         120.7                    86%
  -----------------------------------------------------------------
   2005                          91.5                    64%
  -----------------------------------------------------------------
   2006                           1.7                   100%
  -----------------------------------------------------------------
   2007                           0.1                   100%
  -----------------------------------------------------------------
   2008                            --                     --
  -----------------------------------------------------------------
   2009                         124.3                   100%
  -----------------------------------------------------------------
   Total                        338.3                    85%
  -----------------------------------------------------------------


www.telenorteholding.com.br                      2nd Quarter 2004 Results - 5/12

Positive free cash flow
--------------------------------------------------------------------------------

Free cash flow for the quarter was a positive R$27.4 million, representing an increase of R$18,0 million when compared to the previous quarter. Year-to-date, free cash flow amounted to a positive R$36.7 million, representing an increase of R$7.4 million when compared to the same period of the previous year.

Financial ratios
--------------------------------------------------------------------------------

            Ratios                 2Q03    3Q03     4Q03     1Q04     2Q04
-----------------------------------------------------------------------------
Net Debt/EBITDA (1) =              2.01     1.83     1.62     1.50     1.59
-----------------------------------------------------------------------------
Net Debt/Total Assets =             43%      41%      38%      33%      32%
-----------------------------------------------------------------------------
Interest Coverage Ratio (1)  =      3.7      4.0      4.9      6.5      7.0
-----------------------------------------------------------------------------
Current Liquidity Ratio =           0.6      0.7      0.6      1.1      1.0
-----------------------------------------------------------------------------
(1) Last twelve months

GSM Network
--------------------------------------------------------------------------------

Amazonia Celular has chosen Ericsson as the main provider of the GSM (voice)/ GPRS/EDGE (data) core and cell sites (BTSs) for the new network. These are the most technologically advanced equipments available in the market and they are already prepared for the 3G mobile systems.

SMP Rules
--------------------------------------------------------------------------------
As of August 1, Amazonia Celular will have fully implemented the rules of the Personal Mobile Service Contract (Servico Movel Pessoal - SMP). The Company will start offering the long distance carrier coding selection (Codigo de Selecao de Prestadora - CSP) option to its clients. Amazonia Celular has entered into an agreement with Brasil Telecom to maintain the rates of long distance calls within the Company's service area at the same rate of local calls, if the "14" (Brasil Telecom's code number) is chosen by its clients. Additionally, the Company will start to account for its mobile-to-mobile traffic (within the same area code) according to the Bill & Keep rule.

Outlook
--------------------------------------------------------------------------------

For the third quarter of 2004, Amazonia Celular expects to maintain gross sales share at approximately 30%. Net additions are expected to come primarily from prepaid customers. ARPUs should decrease for both postpaid and prepaid clients as a result of the adoption of the Bill & Keep method. Bad debt, as a percentage of net service revenues, is expected to be approximately 3.5% to 4.5%.

Amazonia Celular expects mobile penetration, within the Company's concession area, to increase to 21-22% by year-end from the current level of 18%.


                               *******************


www.telenorteholding.com.br                      2nd Quarter 2004 Results - 6/12

For additional information please contact:

                      Tele Norte Celular Participacoes S.A.
                          Investor Relations Department
                Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
                     Phones: (55 61) 429-5673 / 5616 / 5617
                              Fax: (55 61) 429-5626
                           E-mail: ri@telepart.com.br



























This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


www.telenorteholding.com.br                      2nd Quarter 2004 Results - 7/12

                                OPERATIONAL DATA

---------------------------------------------------------------------------------------------------------------------------------
                                              2003                                       2004
                                ---------------------------------------- -----------------------------------
                                   2nd       3rd       4th                    1st         2nd                      Var. %
                                  Quarter   Quarter  Quarter       YTD      Quarter     Quarter       YTD      (2Q04/1Q04)
---------------------------------------------------------------------------------------------------------------------------------
Licensed Pops (in millions)          16.4      16.4      16.4       16.4        16.4        16.4        16.4         -0.1%
---------------------------------------------------------------------------------------------------------------------------------
Clients                           947,173   967,889 1,028,071  1,028,071   1,021,847   1,073,091   1,073,091          5.0%
 Postpaid                         265,495   275,276   295,094    295,094     281,768     277,610     277,610         -1.5%
 Prepaid                          681,678   692,613   732,977    732,977     740,079     795,481     795,481          7.5%
---------------------------------------------------------------------------------------------------------------------------------
MOU Incoming
 Postpaid                              74        68        68         71          59          65          62         10.0%
 Prepaid                               42        41        41         42          33          31          32         -5.1%
MOU Outgoing
 Postpaid                             128       131       142        132         134         143         138          6.6%
 Prepaid                                9        11        12         10          10          10          10         -4.0%
---------------------------------------------------------------------------------------------------------------------------------
Total Outgoing Traffic
  (Million of Minutes)              118.5     128.9     146.2      508.0       138.0       140.9       278.8          2.1%
Total Incoming Traffic
  (Million of Minutes)              144.1     139.6     144.9      578.8       124.0       124.9       248.9          0.7%
---------------------------------------------------------------------------------------------------------------------------------
Average Revenue per User
  - ARPU (R$)                        37.1      37.0      39.5       37.2        36.2        36.2        36.2          0.1%
 Postpaid                            84.4      81.0      87.8       83.2        84.5        89.1        86.7          5.4%
 Prepaid                             19.2      19.6      20.3       19.4        17.3        16.8        17.1         -3.4%
---------------------------------------------------------------------------------------------------------------------------------
Service Revenues (R$ millions)
 Monthly Fee                       21,274    21,195    22,771     85,473      21,235      22,386      43,620          5.4%
 Outgoing Traffic                  33,842    35,980    44,247    145,806      47,089      44,274      91,363         -6.0%
 Incoming Traffic                  50,037    48,239    50,345    196,602      45,185      46,794      91,979          3.6%
 Other                              6,327     7,445     7,167     26,019       3,685       4,246       7,931         15.2%
---------------------------------------------------------------------------------------------------------------------------------
 TOTAL                            111,479   112,858   124,530    453,900     117,195     117,700     234,894          0.4%
---------------------------------------------------------------------------------------------------------------------------------
Cost of Services (R$ millions)
 Leased lines                       4,434     5,067     4,582     18,908       4,942       5,405      10,347          9.4%
 Interconnection                   17,102    20,414    23,382     76,105      24,797      25,828      50,625          4.2%
 Rent and network maintenance       3,993     4,206     4,758     17,986       5,307       5,542      10,849          4.4%
 FISTEL and other taxes             4,062     4,626     5,827     18,703       4,364       5,842      10,206         33.8%
 Other                              3,273     2,880     3,101     12,349       2,859       1,256       4,115        -56.1%
---------------------------------------------------------------------------------------------------------------------------------
 TOTAL                             32,864    37,193    41,650    144,050      42,269      43,872      86,141          3.8%
---------------------------------------------------------------------------------------------------------------------------------
Churn - Annualized Rate             36.3%     34.6%     31.6%      33.2%       38.1%       36.5%       37.3%      -1.7 p.p
 Postpaid                           37.9%     31.6%     30.2%      32.4%       37.9%       36.8%       37.4%      -1.1 p.p
 Prepaid                            35.7%     35.7%     32.2%      33.5%       38.2%       36.4%       37.3%      -1.9 p.p
---------------------------------------------------------------------------------------------------------------------------------
Cost of Acquisition (R$)              191       161       176        171         163         155         158         -5.1%
Retention Costs (% of net serv.
  revenues)                         13.8%     11.0%      8.0%      10.5%        9.6%       11.5%       10.5%       1.9 p.p
CAPEX (R$ millions)                   5.0       5.7      10.5       26.1        16.8        9.4         26.2        -43.8%
---------------------------------------------------------------------------------------------------------------------------------
Number of locations served            165       186       203        203         209         208         208         -0.5%
Number of cell sites                  399       400       401        401         412         413         413          0.2%
Number of switches                     11        11        11         11          11          11          11          0.0%
---------------------------------------------------------------------------------------------------------------------------------
Headcount                             816       784       806        806         909         800         800        -12.0%
Market Share                          49%       46%       43%        43%         39%         37%         37%      -2.0 p.p
---------------------------------------------------------------------------------------------------------------------------------


www.telenorteholding.com.br                      2nd Quarter 2004 Results - 8/12

                           INCOME STATEMENT (BR GAAP)
                                                                                                                        (in R$ 000)
------------------------------------------------------------------------------------------------------------------------------------
                                                     2003                                          2004
                                   ----------------------------------------- ----------------------------------------
                                          2nd          3rd           4th          1st            2nd                       Var.%
                                         Quarter     Quarter       Quarter      Quarter        Quarter         YTD      (2Q04/1Q04)
-------------------------------------------------------------------------------------------------------------------------------
Service Revenues - GROSS                143,007       148,183       168,500       165,155       159,699       324,854     -3.3%
Equipment Revenues - GROSS               21,607        24,141        28,372        16,251        19,210        35,461     18.2%
-------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS                  164,614       172,324       196,872       181,406       178,909       360,315     -1.4%
Taxes                                   (36,972)      (41,063)      (50,637)      (52,876)      (47,675)     (100,551)    -9.8%
-------------------------------------------------------------------------------------------------------------------------------
Service Revenues - NET                  111,479       112,859       124,530       117,188       117,706       234,894      0.4%
Equipment Revenues - NET                 16,163        18,402        21,705        11,342        13,528        24,870     19.3%
-------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET                    127,642       131,261       146,235       128,530       131,234       259,764      2.1%
-------------------------------------------------------------------------------------------------------------------------------
Cost of Services                         32,864        37,193        41,650        42,269        43,872        86,141      3.8%
Cost of Equipment                        20,640        20,317        27,758        14,142        18,669        32,811     32.0%
Selling & Marketing Expenses             25,874        25,537        21,790        19,527        24,577        44,104     25.9%
Bad Debt Expense                          2,572         2,230         1,620         4,875         6,531        11,406     34.0%
General & Administrative Expenses         4,543        11,358         7,751        10,532         8,200        18,732    -22.1%
-------------------------------------------------------------------------------------------------------------------------------
EBITDA                                   41,149        34,626        45,666        37,185        29,385        66,570    -21.0%
  %                                       36.9%         30.7%         36.7%         31.7%         25.0%         28.3% -6.7 p.p.
-------------------------------------------------------------------------------------------------------------------------------
Depreciation & Amortization              24,704        23,405        23,642        24,023        25,204        49,227      4.9%
Interest Expense(1)                      68,518         9,995        13,925        11,060         7,605        18,665    -31.2%
Interest Income                          (2,923)       (2,776)       (1,867)       (4,230)      (13,022)      (17,252)   207.8%
Foreign Exchange Loss                   (41,745)        4,644        (2,382)        3,770        18,654        22,424    394.8%
Others                                     (188)          948         2,304         1,108         1,408         2,516     27.0%
Income Taxes                             (4,040)       (1,767)        3,433          (369)       (3,512)       (3,881)   851.7%
Minority Interests                         (801)           38         2,542           501        (1,302)         (801)  -359.8%
-------------------------------------------------------------------------------------------------------------------------------
Net Income                               (2,376)          139         4,069         1,322        (5,650)       (4,328)  -527.4%
-------------------------------------------------------------------------------------------------------------------------------
Number of shares (thousand)         335,084,155   335,084,155   335,084,155   335,084,155   335,084,155   335,084,155      0.0%
Earnings per thousands shares (R$)       (0.007)        0.000         0.012         0.004        (0.017)     (0.013)    -527.4%
Earnings per ADS (R$)                    (0.355)        0.021         0.607         0.197        (0.843)     (0.646)    -527.4%
-------------------------------------------------------------------------------------------------------------------------------

(1) Interest paid: 2Q03 - R$7,808 thousand; 3Q03 - R$5.541 thousand; 4Q03 - R$5,961 thousand; 1Q04 - R$4.917 thousand; and, 2Q04 - R$4,541 thousand.


www.telenorteholding.com.br                      2nd Quarter 2004 Results - 9/12

                            BALANCE SHEET (BR GAAP)

                                                                                                                     (in R$ 000)
-----------------------------------------------------------------------------------------------------------------------------------
                                2Q04          1Q04                                                        2Q04           1Q04
-----------------------------------------------------------------------------------------------------------------------------------
Current Assets                                                         Current Liabilities
Cash & cash equivalents         101,163       88,162                   Loans & Financing                166,436         136,305
Accounts Receivable              85,997       88,746                   Loan Interest                      7,865           5,074
Taxes Receivable                 33,202       32,029                   Suppliers                         45,841          47,063
Other Assets                     33,405       33,929                   Taxes Payable                      9,765          10,364
                               ------------------------                Dividends                          1,603           8,637
                                253,767      242,866                   Other Current Liabilities         12,285          16,208
                                                                                                        ------------------------
                                                                                                        243,795         223,650
Long-term Assets                 79,184       74,564
                                                                       Loans & Financing                171,829         192,815


Deferred Assets                       -            -
                                                                       Other Long-term Liabilities       22,455          13,795

Plant & Equipment
Cost                            811,722      823,564                   Minority Interest                 57,246          58,548
Accum Depreciation             (426,236)    (423,637)
                              -------------------------
                                385,486      399,927                   Shareholders' Equity             223,112         228,549
------------------------------------------------------------------------------------------------------------------------------------
                                718,437      717,357                                                    718,437         717,357
------------------------------------------------------------------------------------------------------------------------------------



                            DEBT POSITION (BR GAAP)

                                                                    (in R$ 000)
-------------------------------------------------------------------------------
                                             2Q04
                    -----------------------------------------------------------
Debt                   R$          US$       Currency Basket          Total
                                                  Index
-------------------------------------------------------------------------------
Short term          33,264       113,945           19,227            166,436

Long Term           16,722       143,891           11,216            171,829

-------------------------------------------------------------------------------
Total               49,986       257,836           30,443            338,265
-------------------------------------------------------------------------------




www.telenorteholding.com.br                     2nd Quarter 2004 Results - 10/12


                              CASH FLOW (BR GAAP)

                                                                                         (in R$ 000)
-------------------------------------------------------------------------------------------------------------
                                                                          2Q04           YTD
-------------------------------------------------------------------------------------------------------------
Operating Activities:
-------------------------------------------------------------------------------------------------------------
Net income                                                                (5,650)        (4,328)
Adjustments to reconcile net income (loss) to net cash provided by operating cash activities
   Depreciation and amortization                                          25,204         49,227
   Monetary variation and foreign exchange loss (principal)               23,052         27,415
   Unrealized income on hedging operations                                (8,644)        (8,937)
   Deferred income taxes and social charges                               (1,236)        (3,558)
   Minority interest                                                      (1,302)          (801)
   Other                                                                  (1,495)        (1,548)
   Changes in operating assets and liabilities                            12,407         10,995
                                                                        -------------------------
Net cash provided by operating activities                                 42,336         68,465
-------------------------------------------------------------------------------------------------------------
Investing Activities:
-------------------------------------------------------------------------------------------------------------
   Proceeds from sale of property, plant and equipment                        75             75
   Capital expenditures                                                   (9,407)       (26,159)
                                                                        -------------------------
Net cash used in investing activities                                     (9,332)       (26,084)
-------------------------------------------------------------------------------------------------------------
Financing Activities:
-------------------------------------------------------------------------------------------------------------
   New loans                                                              31,394        144,953
   Amortization of loans                                                 (45,301)       (88,155)
   Payment of dividends and interest on capital                           (6,096)        (6,100)
                                                                        -------------------------
Net cash provided by (used in) financing activities                      (20,003)        50,698
=============================================================================================================
Net increase in cash and cash equivalents                                 13,001         93,079
=============================================================================================================
Cash and cash equivalents, beginning of the period                        88,162          8,084
=============================================================================================================
Cash and cash equivalents, end of the period                             101,163        101,163
-------------------------------------------------------------------------------------------------------------

www.telenorteholding.com.br                     2nd Quarter 2004 Results - 11/12

                           GLOSSARY OF KEY INDICATORS


I)   Average Customers

a) Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2

b)   Average customers - quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II)  Churn Rate (Annualized)
a)   Churn % quarterly

                  Sum of deactivations / Sum of average monthly
                       opening customers for the 3 months
                   --------------------------------------------       x 12
                                       3

b)   Churn % - year to date

             YTD deactivations/Sum of avg monthly opening customers
                           since beginning of the year
             --------------------------------------------------------  x 12
                         Number of months in the period


III) MOU - Minutes of Use (Monthly)

                    Number of total billable minutes for the
                    period/Average customers for the period
                  -------------------------------------------
                         Number of months in the periods

IV) ARPU - Average Revenue per User

       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                        Average customers for the period

V) Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
        ----------------------------------------------------------------
                    Number of gross activations in the period

VI) Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
               - Minority Interests - Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

      Working Capital Variation = ( (DELTA) Current Assets - (DELTA) Cash & Cash Equivalents ) - ((DELTA) Current Liabilities - (DELTA) Short Term Loans
           and Financing - (DELTA) Loan Interest - (DELTA) Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

         Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

                   EBITDA = Operational Revenues - Operational
                    Costs - Operational Expenses* - Bad Debt
*Does not include profit sharing.

www.telenorteholding.com.br                     2nd Quarter 2004 Results - 12/12